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                           February 13, 2023

       Todd Fruchterman
       Chief Executive Officer
       Butterfly Network, Inc.
       1600 District Avenue
       Burlington, Massachusetts 01803

                                                        Re: Butterfly Network,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            Response Dated
January 27, 2023
                                                            File No. 001-39292

       Dear Todd Fruchterman :

               We have reviewed your January 27, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Non-GAAP Financial Measures , page 73

   1. We note your response to the comment in our letter dated January 12, 2023. We continue to believe that your
adjustments to exclude the losses on purchase commitments from non-
                                                        GAAP adjusted gross
profit and non-GAAP adjusted EBITDA is inconsistent with
                                                        Question 100.01 of the
Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures and
Item 10(e) of Regulation S-K. Please confirm to us that you will no longer include these
adjustments in any non-GAAP financial measure presented.
 Todd Fruchterman
Butterfly Network, Inc.
February 13, 2023
Page 2

       You may contact Christie Wong at 202-551-3684 or Julie Sherman, Senior Accountant, at 202-551-3640 if you have any questions.



                                                        Sincerely,
FirstName LastNameTodd Fruchterman
                                                        Division of Corporation
Finance
Comapany NameButterfly Network, Inc.
                                                        Office of Industrial
Applications and
February 13, 2023 Page 2                                Services
FirstName LastName